SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2002

METSO CORPORATION
(Translation of registrant's name into English)

Fabianinkatu 9 A
P.O.Box 1220
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

metso

METSO'S THIRD QUARTER RESULT WILL REMAIN BELOW THE ESTIMATE

(Helsinki, Finland, September 26, 2002) – Metso Corporation (NYSE: MX; HEX: MEO) third quarter operating profit is estimated to remain below half of the corresponding period last year. Deliveries during the second half of 2002 will accentuate even more than earlier estimated on the last quarter. The fourth quarter operating profit is still expected to exceed last year's corresponding period. The order intake for the third quarter is estimated to continue satisfactory.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket and services. The corporation's core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2001, the net sales of Metso Corporation were EUR 4.3 billion and the personnel totaled approximately 30,000. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:

Sakari Tamminen, Executive Vice President and CFO, Metso Corporation
Tel. +358 204 84 3010

Eeva Mäkelä, Manager, Investor Relations, Metso Corporation
Tel. +358 204 84 3253

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc.,
tel. +1 617 369 7850.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 26, 2002

METSO CORPORATION

By: /s/ Pekka Höltta
Pekka Höltta
Senior Vice President and
Corporate Treasurer

By: /s/ Harri Luoto
Harri Luoto
Senior Vice President and
General Counsel